Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.:  Brigitte Lippmann

Re: Getaway Collection LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed on January 11, 2023

File No. 024-11955

Dear Ms. Lippmann:

On behalf of Getaway Collection LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 11:00am, Eastern Time, on Thursday, January 12, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Alexandra Nichols

Alexandra Nichols

Co-Chief Executive Officer

Sucasa Technologies, Inc.

Managing Member of Getaway Collection LLC